Aflac Incorporated 2nd Quarter 2006 Form 10-Q

EXHIBIT 11

Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Numerator (in millions):
Basic: net earnings applicable
to common stock	$408	$336	$783	$664
Diluted: net earnings applicable
to common stock	408	336	783	664

Denominator (in thousands):
Average outstanding shares used in the
computation of earnings per share - basic	496,951	501,426	497,491	502,063

Average outstanding shares used in the
computation of earnings per share - basic	496,951	501,426	497,491	502,063
Dilutive effect of share-based awards	6,335	6,576	6,436	6,659

Average outstanding shares used in the
computation of earnings per share - diluted	503,286	508,002	503,927	508,722

Earnings per share:
Basic	$.82	$.67	$1.57	$1.32
Diluted	.81	.66	1.55	1.30

EXH 11-1